CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
UNAUDITED

Three and nine months ended September 30, 2017 and 2016

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
(In thousands of United States Dollars)

		September 30, 2017	December 31, 2016
	Note	$	$
Assets
Current assets
Cash and cash equivalents		60,845	59,675
Receivables		2,298	1,468
Inventories	6	39,170	32,374
Prepaid expenses and deposits		2,872	3,320
VAT receivable	7	11,220	22,881
		116,405	119,718
Non-current assets
Reclamation deposit	8	1,819	1,750
Exploration and evaluation assets	9	13,081	12,757
Mineral properties, plant and equipment	9	569,281	528,487
		584,181	542,994
Total assets		700,586	662,712
Liabilities
Current liabilities
Accounts payable and accrued liabilities		50,992	46,934
Current portion of long-term debt	10	18,051	469
		69,043	47,403
Non-current liabilities
Long-term debt	10	139,280	154,503
Asset retirement provision		26,623	25,374
Deferred income tax liability	5	28,054	19,007
		193,957	198,884
Total liabilities		263,000	246,287
Equity
Common shareholders' equity
Share capital	11	561,441	556,256
Equity reserves	12	47,967	46,613
Accumulated deficit		(173,256)	(186,444)
Total common shareholders' equity		436,152	416,425
Non-controlling interest	13	1,434	-
Total equity		437,586	416,425
Total liabilities and equity		700,586	662,712
Commitments and contractual obligations	14
Contingencies	15

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

“Peter Breese”	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(In thousands of United States Dollars, except share and dollar per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2017	2016	2017	2016
	Note	$	$	$	$
Revenue	4	63,714	71,541	193,436	114,863
Royalties	4	(3,186)	(3,577)	(9,672)	(5,743)
Net revenue		60,528	67,964	183,764	109,120
Cost of sales
Production costs		(24,818)	(29,900)	(87,316)	(57,753)
Depreciation and depletion	9	(17,810)	(17,556)	(48,967)	(30,526)
Total cost of sales		(42,628)	(47,456)	(136,283)	(88,279)

Income from mine operations		17,900	20,508	47,481	20,841
Exploration and evaluation expenditures		(197)	(188)	(463)	(1,042)
General and administrative expenses		(3,259)	(1,785)	(9,447)	(6,855)
Income from operations		14,444	18,535	37,571	12,944

Finance income		266	121	559	416
Finance expense	17	(4,477)	(3,961)	(12,971)	(8,226)
Foreign exchange loss		(961)	(278)	(1,490)	(276)
Gain (loss) on derivatives	10(b)	-	1,005	-	(265)
Income before income taxes		9,272	15,422	23,669	4,593

Income tax expense	5	(3,671)	(3,766)	(9,047)	(9,332)
Net income (loss) and comprehensive income (loss) for the period		5,601	11,656	14,622	(4,739)

Net income (loss) attributable to:
Common shareholders		4,689	11,656	13,188	(4,739)
Non-controlling interest	13	912	-	1,434	-
		5,601	11,656	14,622	(4,739)
Earnings (loss) per share attributable to common shareholders:
Basic	20	0.02	0.06	0.06	(0.02)
Diluted	20	0.02	0.06	0.06	(0.02)
Weighted average number of shares outstanding:
Basic	20	203,449,957	199,532,834	203,293,733	198,014,961
Diluted	20	203,449,957	208,419,800	206,261,846	198,014,961

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(In thousands of United States Dollars, except for number of common shares)

					Accumulated	Non-controlling
		Number of shares	Share capital	Equity reserves	deficit	interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2015		196,995,607	540,133	47,504	(173,228)	-	414,409
Issuance of common shares for:
Asset acquisition	9(d)	2,000,000	8,395	-	-	-	8,395
Exercise of share-based options	12(a)	2,833,600	7,728	(2,493)	-	-	5,235
Share-based payments	12(a)	-	-	1,411	-	-	1,411
Loss and comprehensive loss for the period		-	-	-	(4,739)	-	(4,739)
Balance as at September 30, 2016		201,829,207	556,256	46,422	(177,967)	-	424,711

Balance as at December 31, 2016		201,829,207	556,256	46,613	(186,444)	-	416,425
Issuance of common shares for:
Exercise of share-based options	12(a)	1,620,750	5,185	(1,613)	-	-	3,572
Share-based payments	12(a)	-	-	2,967	-	-	2,967
Net income and comprehensive income for the period		-	-	-	13,188	1,434	14,622
Balance as at September 30, 2017		203,449,957	561,441	47,967	(173,256)	1,434	437,586

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2017	2016	2017	2016
	Note	$	$	$	$

Cash provided by:

Operating activities:
Net income (loss) for the period		5,601	11,656	14,622	(4,739)
Adjustments for:
Depreciation and depletion	9	17,821	17,562	49,000	30,545
Finance expense	17	4,477	3,961	12,971	8,226
Change in derivatives, net	10(b)	-	(1,005)	-	265
Deferred income tax expense	5	3,671	3,766	9,047	9,332
Finance income		(266)	(121)	(559)	(416)
Share-based payments	12(a)	543	165	2,423	820
Unrealized foreign exchange (gain) loss		(122)	155	(337)	384
Operating cash flow before working capital changes		31,725	36,139	87,167	44,417
Change in non-cash working capital	16	8,979	(3,017)	1,664	(12,808)
Cash provided by operating activities		40,704	33,122	88,831	31,609

Investing activities:
Expenditures on mineral properties, plant and equipment	9	(31,955)	(32,106)	(81,718)	(114,402)
VAT refund relating to development activities	7	-	20,307	-	25,979
Interest received		165	128	346	423
Cash used in investing activities		(31,790)	(11,671)	(81,372)	(88,000)

Financing activities:
Shares issued for cash, net of share issuance costs	11(b)	-	1,776	3,572	5,234
Interest and associated withholding tax paid	10(a)	(3,054)	-	(10,074)	(2,929)
Loan modification fees	10(a)	-	-	-	(3,275)
Cash used in financing activities		(3,054)	1,776	(6,502)	(970)

Impact of foreign exchange on cash and cash equivalents		67	(141)	213	117

Increase (decrease) in cash and cash equivalents for the period		5,927	23,086	1,170	(57,244)
Cash and cash equivalents, beginning of period		54,918	34,470	59,675	114,800
Cash and cash equivalents, end of period		60,845	57,556	60,845	57,556

Supplemental cash flow information	16

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

1.	Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office, principal address and registered and records office located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada. The Company’s principal project, the Asanko Gold Mine (“AGM”), which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa, is being developed in three distinct phases. January 2016 saw Phase 1 of the AGM produce and pour its first gold and on April 1, 2016, the Company declared that Phase 1 of the AGM was in commercial production. A definitive feasibility study was released on June 5, 2017 in respect of Project 5M and Project 10M (formerly described as Phases 2A and 2B, respectively).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

2.	Basis of presentation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2016.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 2, 2017.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

2.	Basis of presentation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold Exploration Ghana Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

(c)	Changes in accounting standards

There were no new standards effective January 1, 2017 that had any impact on these condensed consolidated interim financial statements or are expected to have a material effect in the future. The following standards and interpretations have been issued but are not yet effective as of September 30, 2017.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 has an effective date of January 1, 2018. The Company’s preliminary assessment is that the adoption of IFRS 15 will not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 is expected to result in a number of additional disclosures being included in the Company’s consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. In light of this clarification, the Company is in the process of evaluating the impact that the adoption of IFRS 9 will have on its consolidated financial statements and expects to provide an update by the fourth quarter of 2017.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

3.	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2016.

4.	Revenue

The Company sold 50,241 and 156,519 ounces of gold to Red Kite during the three and nine months ended September 30, 2017, respectively, in accordance with an Offtake Agreement (Note 10(c)) (three and nine months ended September 30, 2016 – 54,393 and 89,467 ounces, respectively). Sales proceeds earned in the first quarter of 2016, prior to the commencement of commercial production, were recorded as an offset to pre-commercial production costs and included in development costs (Note 9(b)). Sales proceeds earned subsequent to the commencement of commercial production on April 1, 2016 were included in revenue in the statement of operations and comprehensive income (loss).

Included in revenue is $0.2 million and $0.6 million relating to by-product silver sales for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 – $0.2 million and $0.4 million, respectively).

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana.

5.	Income tax

The classification of income taxes between current and deferred were as follows for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(in thousands of US dollars)	$	$	$	$
Current tax (expense) recovery	–	–	–	–
Deferred tax expense	3,671	3,766	9,047	9,332
Total	3,671	3,766	9,047	9,332

Income taxes are assessed based on annual results and, accordingly, determining the tax expense (recovery) for an interim period involves estimating the likely effective tax rate for the year. Income tax expense (recovery) cannot be exactly calculated until the end of the financial year when all allowances and taxable items are known. Consequently, calculating income taxes on the basis of the results of an interim period, in isolation, could result in recognizing a tax expense (recovery) that is inconsistent with the manner in which tax is ultimately borne by the Company. Therefore, the calculation of the effective tax rate has been based on an estimate of the tax expense (recovery) for the current fiscal year expressed as a percentage of the expected accounting profit or loss. This percentage is then applied to net income (loss) for the current interim period, and the resulting tax expense (recovery) is recognized rateably over the year as a whole.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

5.	Income tax (continued)

The deferred tax expense recognized in the three and nine months ended September 30, 2017 of $3.7 million and $9.0 million, respectively, arose due to timing differences with respect to tax and accounting depreciation on the Company’s mineral properties, plant and equipment.

During the three and nine months ended September 30, 2016, accelerated tax depreciation as a result of Phase 1 of the AGM reaching commercial production resulted in a deferred tax expense of $3.8 million and $9.3 million, respectively.

6.	Inventories

	September 30, 2017	December 31, 2016
	$	$
Gold dore on hand	2,241	5,968
Gold–in–process	2,042	4,461
Ore stockpiles	21,744	14,361
Materials and spare parts	13,143	7,584
Total Inventories	39,170	32,374

No inventory has been recognized at net realizable value as at September 30, 2017 or December 31, 2016.

7.	VAT receivable

On April 1, 2016, the Company announced that the AGM was in commercial production and in addition, in April 2016, the Company received a letter from the Ghana Revenue Agency (the “GRA”) stating that the Company was entitled to a VAT refund in the amount of $20.5 million with respect to the period July 2013 to December 2015. The Company considered these two events to be key triggers with respect to the recognition of all VAT receivable on the purchase of goods and services in Ghana. Since April 1, 2016, with the commencement of commercial production, the Company recognizes a VAT receivable for the total of all VAT returns filed with the GRA less associated refunds. Prior to March 31, 2016, the Company had provided a full allowance against the VAT receivable with an offsetting charge to deferred development costs.

During the nine months ended September 30, 2017, $2.6 million of VAT receivable was reclassified to depletable mineral property interests as it was determined by the GRA to relate to pre-production expenditures. The balance of $2.6 million is eligible to be capitalized to the Company’s deferred tax pools in Ghana and tax deductible over a period of five years.

As of September 30, 2017, VAT receivable of $11.2 million has been recognized (December 31, 2016 - $22.9 million).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

8.	Reclamation deposit

The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and was made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee of $6.8 million. The reclamation deposit accrues interest and is carried at $1.8 million at September 30, 2017 (December 31, 2016 - $1.8 million).

The Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate from the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date that the Company receives a final completion certificate.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Mineral properties, plant and equipment

	Mineral interests
	Depletable	Non–depletable	Exploration and evaluation assets	Plant, buildings and equipment	Assets under construction	Corporate assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2015	–	206,706	12,732	4,669	281,500	689	506,296
Additions	36,709	17,720	25	36,755	25,379	34	116,622
Reclassification of VAT recoverable	–	(25,013)	–	–	–	–	(25,013)
Write–off of deferred stripping assets	(7,123)	–	–	–	–	–	(7,123)
Changes in rehabilitiation provision	5,382	853	–	–	–	–	6,235
Transfers	111,177	(111,177)	–	299,538	(299,538)	–	–
As at December 31, 2016	146,145	89,089	12,757	340,962	7,341	723	597,017
Additions	43,843	4,552	324	2,258	35,700	22	86,699
Changes in rehabilitation provision	387	378	–	–	–	–	765
Reclassification of VAT recoverable	2,629	–	–	–	–	–	2,629
Transfers	12,317	(9,875)	–	1,988	(4,430)	–	–
As at September 30, 2017	205,321	84,144	13,081	345,208	38,611	745	687,110
Accumulated depreciation and depletion
As at December 31, 2015	–	–	–	(2,187)	–	(556)	(2,743)
Depreciation and depletion	(23,405)	–	–	(29,606)	–	(19)	(53,030)
As at December 31, 2016	(23,405)	–	–	(31,793)	–	(575)	(55,773)
Depreciation and depletion	(20,857)	–	–	(28,085)	–	(33)	(48,975)
As at September 30, 2017	(44,262)	–	–	(59,878)	–	(608)	(104,748)
Net book value
At December 31, 2016	122,740	89,089	12,757	309,169	7,341	148	541,244
As at September 30, 2017	161,059	84,144	13,081	285,330	38,611	137	582,362

Depreciation and depletion for the three and nine months ended September 30, 2017 includes $11 and $33, respectively, of depreciation included in general and administrative expenses (three and nine months ended September 30, 2016 - $6 and $19, respectively).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

9.	Mineral properties, plant and equipment (continued)

(a)	Mineral interests and plant, buildings and equipment

Depletable mineral interests consist of the pits currently being mined by the Company, while non-depletable mineral interests consist of the pits not currently being mined by the Company. Other property, plant and equipment costs related to the construction of non-operating pits of the AGM are classified as Assets under construction until such time the assets are available for and put into use, at which time the assets will be classified as Plant, buildings and equipment and depreciated in accordance with the Company’s accounting policy for the respective asset class.

(b)	Pre-commercial production costs

During the pre-commercial production period, the Company capitalized the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from gold sales (net of royalties). A summary of the costs and revenues is provided below. Effective April 1, 2016, all such deferred development costs/assets under construction were transferred to the cost of mineral properties, plant and equipment.

January 1, 2016–
March 31, 2016
$
Costs incurred during pre-commercial production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

(c)	Deferred stripping

During the three and nine months ended September 30, 2017, the Company deferred a total of $19.0 million and $42.2 million, respectively, of stripping costs to depletable mineral interests (three and nine months ended September 30, 2016 - $13.0 million and $25.2 million, respectively). Depletion expense of $4.0 million and $10.2 million for the three and nine months ended September 30, 2017, respectively, was charged on this asset during the periods and was recorded in cost of sales (three and nine months ended September 30, 2016 - $3.1 million and $3.8 million, respectively).

(d)	Asset acquisitions

During the third quarter of 2017, the Company completed the acquisition of the Miradani Gold Project (the "Miradani Project"), which is located adjacent to the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production. The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant. The purchase price was paid for in cash and recognized on the balance sheet within exploration and evaluation assets. Future production from the Miradani Project is subject to a 5% royalty payable to the Government of Ghana.

During the third quarter of 2016, the Company finalized the acquisition of various mining concessions located approximately 2km from the Nkran pit; the area currently being mined by Asanko. The purchase consideration was a combination of cash and shares for total consideration of $8.6 million and was recognized as part of depletable mineral interests.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt

(a)	Long-term debt

	September 30, 2017	December 31, 2016
	$	$
Gross proceeds	150,000	150,000
Accrued interest	13,894	13,894
Loan obligation	163,894	163,894

Deferred financing costs	(16,475)	(16,475)
Interest and withholding taxes paid	(29,899)	(19,825)
Loan accretion	39,811	27,378

Total debt	157,331	154,972

Current portion of debt	18,051	469
Non–current portion of debt	139,280	154,503

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which was fully drawn for a total of $150.0 million plus $13.9 million in unpaid interest that was accrued up to May 2016 (when the loan was modified; see below). The debt is carried at amortized cost and was recorded net of unamortized financing fees of $16.5 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6%, subject to a 1% minimum LIBOR rate which creates an interest rate floor. Interest is paid in advance at the beginning of each quarter. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. The DSFA is fully secured by shares of the Company’s Ghanaian subsidiaries.

During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly instalments, with the last repayment on July 1, 2020. The Company continues to pay in advance quarterly interest on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. The amendments were considered to be a modification of the previous DSFA. A deferral fee of 2% of the loan principal, being $3.3 million, was paid in the second quarter of 2016 commensurate with signing the amendment. The deferral fee was deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.9% .

Prior to April 1, 2016, all interest and accretion costs were capitalized to assets under construction. Commensurate with the declaration of commercial production, all interest and accretion costs are now charged to the consolidated statement of operations and comprehensive income (loss). During the three and nine months ended September 30, 2017, $4.3 million and $12.5 million of finance expense, respectively, was recorded at a weighted-average effective interest rate of approximately 10.9% (three and nine months ended September 30, 2016 - $3.9 million and $11.9 million, respectively, at a weighted-average effective interest rate of approximately 11.1%) . Of this balance, $nil million was capitalized to assets under construction during the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 - $nil and $4.0 million, respectively).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

10.	Long-term debt (continued)

Additionally, during the three and nine months ended September 30, 2017, the Company paid $3.1 million and $10.0 million, respectively, which included interest to Red Kite and withholding taxes to the GRA (three and nine months ended September 30, 2016 - $nil and $2.9 million, respectively).

The first principal repayment on the DSFA totaling $18.1 million is due in July 2018. Accordingly, this principal repayment has been classified as a current liability as at September 30, 2017. However, the Company has the option to defer the first principal repayment to July 2019 and has until March 31, 2018 to exercise this option. The fee for this extension would be 4% of the loan principal and unpaid interest.

(b)	Embedded derivative

An embedded derivative liability was originally recognized upon initial recognition for the DSFA loan in relation to the interest rate floor. The total fair value of the embedded derivative on drawdowns was estimated to be $1.4 million. During 2016, the Company changed its accounting policy in respect of its methodology to assess whether an interest rate floor embedded derivative is closely related to the host debt contract by incorporating contractual spread. Based on this change, the Company has determined that the interest rate floor embedded derivative is closely related to the host debt contract and as a result, the embedded derivative previously recognized in respect of the loan was derecognized in fiscal 2016.

(c)	Offtake agreement

In addition to the DSFA, the Company entered into an Offtake Agreement with Red Kite with the following details:

-	Sale of 100% of the future gold production up to a maximum of 2.22 million ounces to Red Kite;
-	Red Kite to pay for 100% of the value of the gold ten business days after shipment;
-	A provisional payment of 90% of the estimated value will be made one business day after delivery;
-	The gold sale price will be a spot price selected during a nine day quotational period following shipment of gold from the mine; and
-

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

As of September 30, 2017, 313,179 ounces have been delivered to Red Kite under the offtake agreement (September 30, 2016 – 98,176 ounces).

11.	Share capital

(a)	Authorized

Unlimited common shares without par value or restrictions; and
Unlimited preferred shares without par value or restrictions.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

11.	Share capital (continued)

(b)	Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2015	196,995,607	540,133
Issued pursuant to asset acquisition (note 9 (d))	2,000,000	8,395
Issued pursuant to exercise of share–based options (note 12 (a))	2,833,600	7,728
Balance, December 31, 2016	201,829,207	556,256
Issued pursuant to exercise of share–based options (note 12 (a))	1,620,750	5,185
Balance, September 30, 2017	203,449,957	561,441

12.	Equity reserves

(a)	Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

During the three and nine months ended September 30, 2017, the Company recognized share-based payments expense of $0.7 million and $3.0 million, respectively, of which $0.1 million and $0.5 million, respectively, were capitalized to mineral properties during period (three and nine months ended September 30, 2016 – $0.2 million share-based payment expense of which $0.1 million capitalized to mineral properties; $1.4 million share-based payment expense of which $0.6 million capitalized to mineral properties, respectively).

The following table is a reconciliation of the movement in share-based options during the period:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2015	14,786,791	2.57
Granted	2,915,000	2.18
Exercised	(2,833,600)	2.39
Cancelled/Expired	(276,441)	1.89
Balance, December 31, 2016	14,591,750	2.54
Granted	3,324,000	3.67
Exercised	(1,620,750)	2.75
Cancelled/Expired	(1,792,625)	3.50
Balance, September 30, 2017	14,502,375	2.66

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

12.	Equity reserves (continued)

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during fiscal 2016, the assumed life, dividend yield and forfeiture rate were 3.14 years, nil and 2.89%, respectively. For all grants during the three months ended September 30, 2017, the expected life, dividend yield and forfeiture rate were 3.54 years, nil and 1.13%, respectively. For all grants during the nine months ended September 30, 2017, the weighted average expected life, dividend yield and forfeiture rate were 3.44 years, nil and 0.86%, respectively. Other conditions and assumptions were as follows:

		Weighted	Weighted	Weighted	Weighted average
	Number of	average exercise	average risk–free	average	Black–Scholes
	options	price	interest rate	volatility	value assigned
Period		C$			$
Year ended December 31, 2016	2,915,000	2.18	0.55%	49.52%	0.50
Three months ended September 30, 2017	325,000	1.11	1.31%	66.82%	0.54
Three months ended September 30, 2016	–	–	–	–	–
Nine months ended September 30, 2017	3,324,000	3.67	0.96%	64.93%	1.41
Nine months ended September 30, 2016	2,845,000	2.12	0.55%	49.06%	0.66

The following table summarizes the share-based options outstanding and exercisable as at September 30, 2017:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00–C$2.00	2,608,750	3.41	1.86	2,283,750	3.21	1.97
C$2.01–C$3.00	7,492,875	1.77	2.19	7,457,875	1.76	2.19
C$3.01–C$4.00	4,230,750	2.94	3.92	2,837,875	2.22	3.90
C$4.01–C$5.00	170,000	3.82	4.38	131,250	3.78	4.32
	14,502,375	2.43	2.66	12,710,750	2.14	2.55

(b)	Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the final $20.0 million of the loan facility (Note 10(a)). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of September 30, 2017.

13.	Non-controlling interest

The AGM is wholly-owned by Asanko Ghana. The Government of Ghana holds a 10% free-carried interest in Asanko Ghana; this is considered to be a non-controlling interest in Asanko Ghana. At September 30, 2017, Asanko Ghana has an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company has allocated $0.9 million and $1.4 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016 - $nil for both periods presented).

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

14.	Commitments and contractual obligations

As at September 30, 2017, the Company had contractual obligations totaling $189.8 million, relating to long-term debt (December 31, 2016 – $198.0 million). Contractual obligations related to long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. As at September 30, 2017, the long-term debt had a face value of $163.9 million (December 31, 2016 – $163.9 million) (Note 10(a)).

In addition, the Company is a party to certain construction and engineering contracts relating to the operation of the AGM. The following table illustrates the Company’s contractual obligations as they fall due as at September 30, 2017:

				At September	At December
	Within 1 year	1–5 years	Over 5 years	30, 2017	31, 2016
Long-term debt, related interest payments and withholding tax payments	31,378	158,451	–	189,829	198,028
Accounts payable and accrued liabilities	50,748	–	–	50,748	46,934
Asset retirement provision (undiscounted)	–	–	35,439	35,439	34,977
Mine operating/construction and other service contracts, open purchase orders	23,396	881	–	24,277	27,969
Total	105,522	159,332	35,439	300,293	307,908

15.	Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defense on November 12, 2012. Godbri subsequently amended its claim in January 2013 and again in March 2013, after which both the Company and Adansi Ghana filed further defenses. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without merit. Godbri has taken no further steps in the suit since June 2013. The Company has not reserved any amount of expense or liability in connection with the claim.

Class Action Claim

During the second quarter of 2017, the Company was named as a defendant in a class action lawsuit which alleges the Company knowingly issued misleading technical disclosures. After reviewing the claim with technical experts and legal counsel, the Company is of the view that the complaint is without merit and will be defended. Litigation is inherently uncertain and, accordingly, its outcome cannot be predicted with any degree of certainty. The Company has not reserved any amount of expense or liability in connection with claim.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

16.	Supplemental cash flow information

Changes in non-cash working capital consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Receivables	(694)	(5,814)	(753)	(6,186)
VAT receivable	7,436	(5,585)	10,434	(19,706)
Prepaid expenses	489	498	425	1,303
Inventories	(2,062)	(5,796)	(6,796)	(24,764)
Accounts payable and accrued liabilities	3,810	13,680	(1,646)	36,545
Total	8,979	(3,017)	1,664	(12,808)

17.	Finance expense

The following is a summary of finance expenses incurred during the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Interest charges on Red Kite loan (Note 10(a))	(4,315)	(3,872)	(12,487)	(7,921)
Accretion charges for asset retirement obligation	(162)	(89)	(484)	(305)
Total	(4,477)	(3,961)	(12,971)	(8,226)

18.	Segmented information

Geographic Information

The Company has two reportable operating segments determined by geographical location. Ghana is the Company’s only segment with mining operations at present; Canada acts as a head office function. All revenues were derived from the mining and sale of precious metals to Red Kite under an offtake agreement (Note 10(c)).

Geographic allocation of total assets and liabilities

September 30, 2017	Canada	Ghana	Total
	$	$	$
Total assets	30,707	669,879	700,586
Total liabilities	1,858	261,142	263,000

December 31, 2016	Canada	Ghana	Total
	$	$	$
Total assets	17,653	645,059	662,712
Total liabilities	3,008	243,279	246,287

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

18.	Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (Loss)

For the nine months ended:

September 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	–	193,436	193,436
Net income (loss) before tax	(7,580)	31,249	23,669
Deferred income tax expense	–	(9,047)	(9,047)
Net income (loss) after tax	(7,580)	22,202	14,622

September 30, 2016
	Canada	Ghana	Total
	$	$	$
Revenue	–	114,863	114,863
Net income (loss) before tax	(7,433)	12,026	4,593
Deferred income tax expense	–	(9,332)	(9,332)
Net income (loss) after tax	(7,433)	2,694	(4,739)

For the three months ended:

September 30, 2017
	Canada	Ghana	Total
	$	$	$
Revenue	–	63,714	63,714
Net income (loss) before tax	(2,636)	11,908	9,272
Deferred income tax expense	–	(3,671)	(3,671)
Net income (loss) before tax	(2,636)	8,237	5,601

September 30, 2016
	Canada	Ghana	Total
	$	$	$
Revenue	–	71,541	71,541
Net income (loss) before tax	(988)	16,410	15,422
Deferred income tax expense	–	(3,766)	(3,766)
Net income (loss) after tax	(988)	12,644	11,656

19.	Financial instruments

As at September 30, 2017, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities, and long-term debt. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. All financial assets and liabilities are carried at amortized cost.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Financial instruments (continued)

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The risk of loss associated with cash investments is considered to be low as the Company’s cash and cash equivalents are held in highly-rated Canadian, Ghanaian and South African banking institutions. As at September 30, 2017, the Company had interest receivable of $36 (December 31, 2016 - $nil). In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (Note 10(c)). Payments are routine in nature, scheduled and received within a contractually-agreed time frame. Total receivables from precious metal sales as at September 30, 2017 is $1.3 million (December 31, 2016 - $0.6 million). The risk associated with receivables from Red Kite as at September 30, 2017 is considered to be negligible.

The Company expects to receive VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant credit risk related to the VAT receivable balance as at September 30, 2017.

(b)	Liquidity risk

The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at September 30, 2017, the Company had a cash and cash equivalents balance of $60.8 million (December 31, 2016 – $59.7 million) and is generating positive cash flows from operations, allowing the Company to settle current accounts payable and accrued liabilities of $51.0 million (December 31, 2016 - $46.9 million) and current debt of $18.1 million (December 31, 2016 - $0.5 million) (Note 10(a)). The Company fully expects to generate sufficient cash flows from operations to repay the first principal repayment on the Red Kite loan in July 2018.

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite (Note 10(a)), which accrues interest at a rate of LIBOR plus 6%, subject to a minimum LIBOR of 1%.

With other variables unchanged, a 1% change in the annualized interest rate would not result in a material change in the Company’s interest expense for the three and nine months ended September 30, 2017.

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and C$, South African Rand and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position and cash flows. The Company at present has not entered into any derivative instruments or forward contracts to reduce its exposure to currency risk; however, management monitors differing currency needs and seeks to reduce exposure to currency risks through exchanging currencies at what are considered to be optimal times.

ASANKO GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
Expressed in Thousands of United States Dollars unless otherwise stated

19.	Financial instruments (continued)

(iii)	Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s future cash flows will fluctuate due to changes in gold and silver prices. The Company has not hedged any precious metal sales as part of the Company’s overall strategy.

A 10% increase or decrease in the gold price during the three and nine months ended September 30, 2017, with all other variables held constant, would have resulted in a $3.9 million and $11.9 million increase (decrease) to after-tax net income (loss), respectively (three and nine months ended September 30, 2016 – $4.4 million and $7.1 million, respectively).

20.	Earnings (loss) per share attributable to common shareholders

For the three and nine months ended September 30, 2017, the calculation of basic and diluted earnings per share is based on the following data:

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
Earnings ($)
Net income (loss) attributable to common shareholders	4,689	11,656	13,188	(4,739)

Number of shares
Weighted average number of ordinary shares - basic	203,449,957	199,532,834	203,293,733	198,014,961
Effect of dilutive share options and warrants	–	8,886,966	2,968,113	–
Weighted average number of ordinary shares - diluted	203,449,957	208,419,800	206,261,846	198,014,961

Excluded from the calculation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2017 were 68,941 and 23,451 share-based options, respectively, that were determined to be anti-dilutive. Excluded from the calculation of diluted weighted average shares outstanding for the three months ended September 30, 2016 were nil share-based options that were determined to be anti-dilutive.

For the nine months ended September 30, 2016, the effect of dilutive securities was anti-dilutive given the Company realized a net loss during the period.